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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forward Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street 16th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang 331.441.2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith M. Rosenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forward Securities LLC, as of February 9, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Judith M Rosenberg
Signature

Chief Compliance Officer
Title

* See Attached California Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 21st (Date) day of February (Month), 20 12 (Year), by

(1) Judith M. Rosenberg (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



J. SKANCKE
Commission # 1965546
Notary Public - California
San Francisco County
My Comm. Expires Jan 29, 2016

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report - Form X-17A-5 ~~Part III~~

Document Date: 2/9/12 Number of Pages: 2

Signer(s) Other Than Named Above: —

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Forward Securities, LLC
Statement of Financial Condition
December 31, 2011

(Public)





Report of Independent Auditors

To the members of Forward Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Forward Securities LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the statement of financial condition, the Company has extensive transactions and relationships with affiliates.

PricewaterhouseCoopers LLP

February 7, 2012

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Forward Securities, LLC
Statement of Financial Condition
Year Ended December 31, 2011

Assets		
Cash and cash equivalents	$	147,081
Prepaid expenses and other assets		5,329
Total assets	$	152,410
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	500
Payable to affiliate		10,867
Total liabilities		11,367
Member's equity		
Contributions, net		250,000
Accumulated deficit		(108,957)
Total member's equity		141,043
Total liabilities and member's equity	$	152,410

1. Organization

Forward Securities, LLC (the "Company") was organized on August 11, 2006 under the laws of Delaware. The Company is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Forward Management, LLC ("Management"), a registered investment advisor with the Securities and Exchange Commission.

Management acts as investment advisor and provides other business-related services to Forward Funds, a Delaware statutory trust, (the "Funds") and other investment products. Forward Funds is an open-end management investment company registered under the Investment Company Act of 1940, as amended.

The Company was approved by FINRA to operate as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function will be to market and distribute the Funds throughout the United States, Puerto Rico, Virgin Islands, and Guam. At December 31, 2011, the Company was awaiting final approval from the National Securities Clearing Corporation ("NSCC") prior to operating as the Funds principal distributor. Therefore, the Company did not distribute the Funds during the year ended December 31, 2011.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. Such deposits normally are in excess of federally insured limits.

Fair Value Measurements
The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes
For income tax reporting purposes, the Company is treated as a partnership. The federal government and most states do not impose income tax liabilities on partnerships. In these

jurisdictions, tax liabilities are instead paid by individual members or partners of the limited liability company or partnership. Income and losses are included in the tax returns of the individual

members or partners.

As a pass-through entity for tax purposes, the Company has minimal exposure to uncertain tax positions, limited to whether the Company is taxable in a particular jurisdiction. Management has evaluated the Company's exposure and has determined there are no uncertain tax positions where the Company's liability is probable and reasonably estimable, and therefore, no liabilities have been accrued at December 31, 2011.

Member's Equity and Limited Liability Company Agreement
The Company's operating agreement sets forth the respective rights and obligations of the sole member and provides for terms of its management and conduct of its affairs. The Company's Management Board is responsible for the management affairs of the entity.

3. Related Parties

The Company entered into an Administrative Services Agreement with Management whereby, Management provides certain administrative and other services to the Company for a monthly fee determined annually. The Company does not have its own employees. Periodically, the Company and Management review the monthly fee calculation to ensure the fee is commiserate with the level of services provided, including time worked by allocated Management employees.

Additionally, Management invoices the Company monthly for any direct expenses paid on behalf of the Company.

The payable to affiliate represents the administrative service fee and any expenses to be reimbursed by the Company to Management.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company is required to maintain minimum net capital equal to the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness, as defined.

At December 31, 2011, the Company had net capital, as defined under Rule 15c3-1, of $135,714 and excess net capital of $130,714. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(1)(i) of that Rule.

5. Subsequent Events

On January 25, 2012, the Company received approval from NSCC as a Fund Member.

The Company has reviewed subsequent events occurring through February 7, 2012, which represents the date that these financial statements were available to be issued and determined that no additional subsequent events occurred that would require accrual or additional disclosure.


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